Exhibit 99.1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

Announcement on Revisions to the Share Segregation Reform Plan of

China United Telecommunications Corporations Ltd.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in reference to the announcement made by China Unicom Limited (the “Company”) on 4 April 2006.

The board of directors (the “Board”) of the Company wishes to announce that it has received details of proposed revisions to the share segregation reform plan (the “Share Segregation Reform Plan”) of China United Telecommunications Corporation Ltd. (the “A Share Company”), an intermediate holding company of the Company.

The Share Segregation Reform Plan involves the A Share Company and its shareholders only. Neither the Company nor any of the Company’s shareholders on its register needs to provide or will receive any consideration under the Share Segregation Reform Plan.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in reference to the announcement made by the Company on 4 April 2006.

The Board wishes to announce that it has received details of proposed revisions to the Share Segregation Reform Plan of the A Share Company.

(1)     Consideration under the Share Segregation Reform Plan

Following consultation and negotiations with the holders of A shares of the A Share Company (being ordinary shares of the A Share Company listed and tradable on the Shanghai Stock Exchange, the “A Shares”), holders of the non-tradable shares of the A Share Company (the “Non-tradable Shares”) unanimously proposed to increase the consideration to be paid by them in connection with the Share Segregation Reform Plan to each holder of A Shares from 2.3 Non-tradable Shares for every ten A Shares held by such holder of A Shares at the close of trading on 24 April 2006 to 2.8 Non-tradable Shares for every ten A Shares held by such holder of A Shares.

(2)                 Shareholding structure of the A Share Company before and after implementation of the Share Segregation Reform Plan

Based on the consideration as mentioned in (1) above, the shareholding structure of the A Share Company before and after implementation of the Share Segregation Reform Plan will be as follows:

	Before implementation of the Share Segregation Reform Plan		Implementation of the Share Segregation Reform Plan		After implementation of the Share Segregation Reform Plan
	Number of ordinary shares in the A Share Company	As a % of the registered share capital of the A Share Company	Number of Non-tradable Shares to be transferred to the existing holders of A Shares	As a % of the registered share capital of the A Share Company	Number of A Shares in the A Share Company	As a % of the registered share capital of the A Share Company

China United Telecommunications Corporation	14,693,996,395	69.3223%	1,819,678,020	8.5847%	12,874,318,375	60.7376%
Other existing holders of Non-tradable Shares	2,600,000	0.0124%	321,980	0.0016%	2,278,020	0.0108%
Existing holders of A Shares	6,500,000,000	30.6653%	—	—	8,320,000,000	39.2516%
Total	21,196,596,395	100.0000%	1,820,000,000	8.5863%	21,196,596,395	100.0000%

Save as disclosed in this announcement, the information contained in the announcement of the Company dated 4 April 2006 regarding the Share Segregation Reform Plan of the A Share Company remains unchanged.

By order of the Board Chu Ka Yee Company Secretary

Hong Kong, 13 April 2006

As at the date of this announcement, the Board of the Company comprises:

Executive directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan

Non-executive director:	Lu Jianguo

Independent non-executive directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming